Exhibit 99.4

Consent to be Named as a Director Nominee

In connection with the filing by Churchill Capital Corp. IX and Plus Automation, Inc. of the Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), I hereby consent, pursuant to Rule 438 of the Securities Act, to being named in the Registration Statement and any and all amendments and supplements thereto as a person who has agreed to serve as a director of the Post-Closing Company (as defined in the Registration Statement) upon the consummation of the business combination as described in the Registration Statement. I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments thereto.

Dated: September 18, 2025

By:	/s/ David W. Liu
Name:	David W. Liu